

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

October 7, 2008

Via U.S. Mail and Facsimile (212) 504-3015

John P. O'Shea
Chief Executive Officer
Strategic Acquisitions, Inc.
2 Gold Street, PH 7
New York NY 10038

Re: Strategic Acquisitions, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed March 31, 2008
File No. 000-28963

Dear Mr. O'Shea:

        We have completed our review of your Form 10-KSB and related filings and have
no further comments at this time.

                                                      Sincerely,

                                                      Ryan C. Milne
                                                      Accounting Branch Chief

cc: Marika X. Tonay, Secretary/Treasurer
       Via facsimile (212) 504-3015